BEDROCK ENERGY, INC.
                        8950 SCENIC PINE DRIVE, SUITE 100
                             PARKER, COLORADO 80134

                                 August 6, 2008


Securities and Exchange Commission
Attn:  H. Roger Schwall and L. Nicholson
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:      Bedrock Energy, Inc.
         File No. 333-151398
         Form S-1/A

Dear Mr. Schwall and Ms. Nicholson:

The undersigned, Bedrock Energy, Inc., a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission ("Commission") pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 a.m. EST on August 11, 2008 or as soon thereafter as is possible.

                                   Sincerely,

                                   BEDROCK ENERGY, INC.

                                   /s/W. Edward Nichols

                                   W. Edward Nichols
                                   President and Chief Executive Officer